JOY GLOBAL INC.

Michael S. Olsen
Executive Vice President,
Chief Financial Officer
and Treasurer

February 13, 2009

Ms. Angela Crane

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:	Joy Global Inc.
Form 10-K for the Year Ended October 31, 2008
Filed December 19, 2008
File No. 001-9299

Dear Ms. Crane:

We refer to your letter to Joy Global Inc. (the “Company”) dated January 30, 2009, concerning disclosures in our Form 10-K filed on December 19, 2008. Set forth below are the Company’s response, which follows the format of the questions you presented.

Form 10-K for the Year Ended October 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.

In your applicable future filings, please expand your “Overview” section to add a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the “Overview,” see Interpretive Release No. 33-8350 on our website. We note, in this regard, that your current report on Form 8-K filed on December 17, 2008 contains much of the requested disclosure.

As requested by the staff’s comment, the Company will expand the “Overview” section in future filings as appropriate. We note the Staff’s reference to our December 17, 2008 current report which elaborated on current and expected market conditions and the Company’s response to such conditions.

Ms. Angela Crane

File No. 001-9299

February 13, 2009

2.

We understand from the transcript of your conference call for the fourth quarter of fiscal year 2008 that you intend to suspend you share buyback program in favor of conserving and accumulating cash. In your future filings, as appropriate, please disclose any material changes with regard to your share buyback plans.

In response to the staff’s comment, the Company will disclose material changes in share buyback plans in future filings.

Item 11. Executive Compensation page 42

3.

We refer to your disclosure under the captions “Stock Options,” “Performance Shares” and “Restricted Stock Units” on pages 15 and 16 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal discussion and analysis as to how the equity awards were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its equity award determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of item 402 of regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the equity awards that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

In future filings, we will disclose how the Human Resources and Nominating Committee (the “Committee”) makes equity award determinations for named executive officers, to the extent that such determinations materially differ from the percentages disclosed on pages 17-18 of our proxy statement or among the particular named executive officers. In future filings, we will also disclose how the Committee calculates the number of shares underlying the equity awards determined by reference to the grant date value of the awards, as disclosed on pages 17-18 of the proxy statement.

4.

We note from your disclosure under “Determining Composition of Compensation” that you have incorporated by reference from page 17 of your proxy statement that you target the cash compensation opportunity for your named executive officers between the median and 75th percentile. Given that you target the elements of your compensation packages, please briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

Ms. Angela Crane

File No. 001-9299

February 13, 2009

As described on page 17 of the proxy statement, the target grant date value of equity awards are multiples of 1.5 and 1.0 times cash compensation for our Chief Executive Officer and other named executive officers, respectively, and the Committee calculates these values using the same benchmark data used to establish salary and cash compensation targets. Disclosure on pages 17-18 also provides that the Committee allocates 50% of the aggregate grant date value of equity awards to stock options, 25% to performance shares, and 25% to restricted stock units. In future filings, we will disclose payments under each element of compensation that fall within the targeted range. If, in future years, any named executive officers are compensated at levels that materially differ from targeted levels, we will provide appropriate discussion and analysis of that fact.

Financial Statements, page F-1

Statement of Operations, page F-5

5.

We note that your “aftermarket product and services” includes providing parts, components, repairs, rebuilds, diagnostic analysis, fabrication training, and other aftermarket services for your installed base machines. Please tell us your consideration as to whether sales from services or other revenues should be presented separately on the face of the income statement based on the guidance of Rule 5-03 of Regulation S-X.

Rule 5-03(b) of Regulation S-X provides that each class of revenue which is not more than 10 percent of the sum of total consolidated revenue may be combined with another class. To date, the Company’s total service revenues have been less than 10% of total revenues for all periods reported. The Company evaluates this percentage each quarter for compliance with rule 5-03(b). For the purposes of applying Rule 5-03(b), the Company differentiates product and service revenues as follows:

▪	Service related revenue is generated by labor-related activities at customer minesites or at the surface mining service centers.
▪	Product related revenue is generated by equipment sales, complete machine rebuilds, component repairs and parts sales.

The Company will disaggregate product and service revenues and costs if total service revenues exceed 10% of total consolidated revenue for any reporting period.

6.	In this regard, explain in greater detail your revenue recognition policy for your aftermarket product and services. Revise future filings to clarify.

Ms. Angela Crane

File No. 001-9299

February 13, 2009

As requested by the staff’s comment, the Company will provide the following clarification to the revenue recognition policy for aftermarket products and services:

We recognize revenue on aftermarket products and services when the following criteria are satisfied: persuasive evidence of an arrangement exists, product delivery and title transfer has occurred or the services rendered, the price is fixed and determinable, and collectability is reasonably assured.

7.

Finally, we note the disclosure on page 8 regarding your “buy and resell arrangements” with your “Alliance Partners.” Describe the primary terms of your arrangements with these partners, including payment, price protection, return, exchange, and other significant terms. Disclose when sales with these individuals are recognized, if different from your usual policy of recognizing revenue upon product shipment. If material, revise future filings to discuss your revenue recognition policies related to these arrangements. Refer to the guidance in EITF 99-19, as appropriate.

The Company recognizes revenue related to the distribution of products manufactured by others using either the gross or net presentation under EITF 99-19, applying in each case the method that is appropriate given the underlying arrangements with the supplier and/or customer. These underlying arrangements vary depending on the supplier, the geographic sales territory, the product and the customer.

For all aftermarket products and most original equipment arrangements, the Company buys and resells the products and uses the gross revenue presentation under EITF 99-19. The gross revenue reporting determination is based on the primary terms of the arrangements including the Company: being the primary obligor; retaining inventory risk (aftermarket products); having latitude in establishing pricing; having involvement in the determination of product specifications; having the risk of physical inventory loss and having credit risk.

For some original equipment where the supplier is selling directly to the customer and paying the Company a commission, the Company uses the net revenue presentation under EITF 99-19, recognizing the commission as revenue. The net revenue reporting determination is based on the primary terms of the arrangements, including the supplier being the primary obligor and having credit risk. Commission revenue recognized under the net presentation method of EITF 99-19 was less than .05% of consolidated revenue for all periods presented. Accordingly, the Company has elected not to disclose the revenue recognition policy with respect to these arrangements, although this determination is re-evaluated quarterly for materiality.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff

Ms. Angela Crane

File No. 001-9299

February 13, 2009

comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael S. Olsen

Michael S. Olsen

Executive Vice President,

Chief Financial Officer and Treasurer

cc:	Julie Sherman
Staff Accountant